EXHIBIT 99.5

VOTING INSTRUCTION FORM
STANTEC INC.

SEE VOTING INSTRUCTIONS ON REVERSE WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.	INTERNET VOTE: WWW.PROXYVOTE.COM TELEPHONE VOTE: 1-800-474-7493

MEETING TYPE: ANNUAL MEETING
MEETING DATE: THURSDAY, MAY 10, 2012 AT 10:30 A.M. MDT
RECORD DATE: FOR HOLDERS AS OF MARCH 13, 2012
PROXY DEPOSIT DATE: MAY 08, 2012
ACCOUNT NUMBER:
CUSIP: 85472N109 CUID: P22636 E **CONTROL NO. :**

APPOINTEE(S) ARAM H. KEITH, ROBERT J. GOMES
IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE PERSON ATTENDING THE MEETING ON THE APPOINTEE LINE BELOW.

PLEASE PRINT APPOINTEE NAME

ITEM(S) VOTING RECOMMENDATIONS

2 *- THE REAPPOINTMENT OF ERNST & YOUNG, CHARTERED ACCOUNTANTS, AS STANTEC'S AUDITOR AND AUTHORIZING THE DIRECTORS TO FIX THE AUDITOR'S REMUNERATION. ---->>> FOR 0010200 --->>>

3 *- RESOLVED, ON AN ADVISORY BASIS AND NOT TO DIMINISH THE ROLE AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS, THAT THE SHAREHOLDERS ACCEPT THE APPROACH TO EXECUTIVE COMPENSATION DISCLOSED IN THE COMPANY'S INFORMATION CIRCULAR DELIVERED IN ADVANCE OF THE 2012 ANNUAL MEETING OF SHAREHOLDERS. ---->>> FOR 0029440 --->>>

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.
NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

VOTE USING YOUR MOBILE DATA DEVICE SUCH AS SMART PHONES AND TABLETS AT WWW.PROXYVOTE.COM

FOLD IN HALF - DO NOT DETACH

1 ELECTION OF DIRECTORS (FILL IN ONLY ONE BOX " ▭ " PER NOMINEE IN BLUE OR BLACK INK)
VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS

	FOR	WITHHOLD
01-DOUGLAS K. AMMERMAN	☐	☐
02-ROBERT J. BRADSHAW	☐	☐
03-DAVID L. EMERSON, PC	☐	☐
04-DELORES M. ETTER	☐	☐
05-ANTHONY P. FRANCESCHINI	☐	☐
06-ROBERT J. GOMES	☐	☐
07-SUSAN E. HARTMAN	☐	☐
08-ARAM H. KEITH	☐	☐
09-IVOR M. RUSTE	☐	☐

ITEM(S) (FILL IN ONLY ONE BOX " ▭ " PER ITEM IN BLUE OR BLACK INK) 0000

2 ITEM(S)
SHARE(S)

2 FOR ☐ WITHHOLD ☐
3 FOR ☐ AGAINST ☐

CONTROL NO. : →

Broadridge
5970 CHEDWORTH WAY
MISSISSAUGA, ON L5R 4G5

2 2 P22636 E 1 OF 1

STANTEC INC.
10160 - 112TH STREET
EDMONTON, AB T5K 2L6
CANADA

* ISSUER CONFIRMATION COPY - INFO ONLY *
THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY
PLEASE DO NOT USE IT FOR VOTING PURPOSES.
SIGNATURE(S) DATE (DD/MM/YY)
* INVALID IF NOT SIGNED *

06

2 1-0001

VOTING INSTRUCTION FORM

STANTEC INC.

SEE VOTING INSTRUCTION NO. 2 ON REVERSE	INTERNET VOTE: *WWW.PROXYVOTE.COM* TELEPHONE VOTE: *1-800-454-8683*

MEETING TYPE:	ANNUAL MEETING
MEETING DATE:	THURSDAY, MAY 10, 2012 AT 10:30 A.M. MDT
RECORD DATE:	FOR HOLDERS AS OF MARCH 13, 2012
PROXY DEPOSIT DATE:	MAY 08, 2012 85472N109

→ [ ]

2 1-0001

WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.

ITEM(S)	VOTING RECOMMENDATIONS
2 - THE REAPPOINTMENT OF ERNST & YOUNG, CHARTERED ACCOUNTANTS, AS ---->>> STANTEC'S AUDITOR AND AUTHORIZING THE DIRECTORS TO FIX THE AUDITOR'S REMUNERATION.	FOR 0010200 --->>>
3 - RESOLVED, ON AN ADVISORY BASIS AND NOT TO DIMINISH THE ROLE AND --->>> RESPONSIBILITIES OF THE BOARD OF DIRECTORS, THAT THE SHAREHOLDERS ACCEPT THE APPROACH TO EXECUTIVE COMPENSATION DISCLOSED IN THE COMPANY'S INFORMATION CIRCULAR DELIVERED IN ADVANCE OF THE 2012 ANNUAL MEETING OF SHAREHOLDERS.	FOR 0029440 --->>>

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

VOTE USING YOUR MOBILE DATA DEVICE SUCH AS SMART PHONES AND TABLETS AT WWW.PROXYVOTE.COM

FOLD AND DETACH HERE

STANTEC INC.

ANNUAL MEETING TO BE HELD 05/10/12 AT 10:30 A.M. MDT FOR HOLDERS AS OF 03/13/12

1 **ELECTION OF DIRECTORS** (FILL IN ONLY ONE BOX " ▬ " PER NOMINEE IN BLUE OR BLACK INK)

VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS

	FOR	WITHHOLD
01-DOUGLAS K. AMMERMAN	[ ]	[ ]
02-ROBERT J. BRADSHAW	[ ]	[ ]
03-DAVID L. EMERSON, PC	[ ]	[ ]
04-DELORES M. ETTER	[ ]	[ ]
05-ANTHONY P. FRANCESCHINI	[ ]	[ ]
06-ROBERT J. GOMES	[ ]	[ ]
07-SUSAN E. HARTMAN	[ ]	[ ]
08-ARAM H. KEITH	[ ]	[ ]
09-IVOR M. RUSTE	[ ]	[ ]

ITEM(S) (FILL IN ONLY ONE BOX " ▬ " PER ITEM IN BLUE OR BLACK INK)

	FOR	WITHHOLD	AGAINST
2	[ ]	[ ]	
3	[ ]		[ ]

A/C *** ISSUER COPY ***

→ [ ]

FILL IN THE BOX " ▬ " TO THE RIGHT IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING → [ ]

Broadridge™

51 MERCEDES WAY
EDGEWOOD NY 11717

2 2

P22635 85472N109

STANTEC INC.
10160 - 112TH STREET
EDMONTON, AB T5K 2L6
CANADA

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) DATE

FOLD AND DETACH HERE